As filed with the Securities and Exchange Commission on May 22, 2018

Registration Statement No. 333-224958

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

EVOFEM BIOSCIENCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	20-8527075
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12400 High Bluff Drive, Suite 600

San Diego, CA 92130

(858) 550-1900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Saundra Pelletier

President and Chief Executive Officer

Evofem Biosciences, Inc.

12400 High Bluff Drive, Suite 600

San Diego, CA 92130

(858) 550-1900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Adam C. Lenain, Esq. Melanie Ruthrauff Levy, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. 3580 Carmel Mountain Road, Suite 300 San Diego, CA 92130 Tel: (858) 314-1500	Alexander A. Fitzpatrick, Esq. General Counsel Evofem Biosciences, Inc. 12400 High Bluff Drive, Suite 600 San Diego, CA 92130 Tel: (858) 550-1900	Sean Clayton, Esq. Karen D. Anderson, Esq. Charles S. Kim, Esq. Cooley LLP 4401 Eastgate Mall Road San Diego, CA 92121 Tel: (858) 550-6000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒  File No. 333-224958

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

The registrant is an emerging growth company, as defined in Section 2(a) of the Securities Act. This Registration Statement complies with the requirements that apply to an issuer that is an emerging growth company.

This Registration Statement shall become effective upon filing in accordance with Rule 462(d) under the Securities Act of 1933.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-224958) is filed pursuant to Rule 462(d) solely to add an updated Exhibit 5.1 with respect to such Registration Statement.

PART II

INFORMATION NOT REQUIRED IN THIS PROSPECTUS

Item 16.    Exhibits and Financial Statement Schedules.

(a)    The Exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

EXHIBIT INDEX

Exhibit Number	Exhibit Title	Filed Herewith	Incorporated by Reference
			Form	File No.	Date Filed
1.1	Form of Underwriting Agreement.		S-1	333-224958	05/16/2018

2.1^	Agreement and Plan of Merger and Reorganization, dated as of October 17, 2017, by and among the Registrant, Evofem Biosciences Operations, Inc. and Nobelli Merger Sub, Inc.		8-K	001-36754- 171139916	10/17/2017

2.2	Form of Support Agreement, by and between Evofem Biosciences Operations, Inc. and certain of its stockholders.		8-K	001-36754- 171139916	10/17/2017

3.1	Amended and Restated Certificate of Incorporation.		10-K	001-36754	02/26/2018

3.2	Amended and Restated Bylaws of the Registrant.		8-K	001-36754- 18546687	01/17/2018

4.1	Form of Stock Certificate.		10-K	001-36754	02/26/2018

4.2	Warrant to Purchase Stock, dated as of February 23, 2010, issued to Silicon Valley Bank.		S-1	333-199449	10/17/2014

4.3	Warrant to Purchase Stock, dated as of March 30, 2012, issued to Silicon Valley Bank.		S-1	333-199449	10/17/2014

4.4	Warrant to Purchase Stock, dated as of August 17, 2012, issued to Silicon Valley Bank.		S-1	333-199449	10/17/2014

4.5	Warrant Agreement, dated as of June 11, 2014, by and between the Registrant and Hercules Technology III, L.P.		S-1	333-199449	10/17/2014

4.6	Letter Terminating Registrant’s Fourth Amended and Restated Investors’ Rights Agreement, dated as of January 17, 2018, by and between the Registrant and the investors listed therein.		10-K	001-36754	02/26/2018

4.7	Form of Amended and Restated Warrant to Purchase Common Stock of the Registrant.		S-4	333-221592	11/15/2017

4.8	Form of Voting Agreement.		S-4	333-221592	11/15/2017

4.9	Form of Common Warrant.		S-1	333-224958	05/16/2018

4.10	Form of Pre-Funded Warrant.		S-1	333-224958	05/16/2018

5.1	Legal Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C.	X

10.1	Form of Merger Lock-Up Agreement.		8-K	001-36754- 171139916	10/17/2017

10.2	Twelfth Amendment, dated as of December 4, 2017, by and between the Registrant and LJ Gateway Office LLC.		8-K	001-36754- 171247758	12/08/2017

10.3†	Technology Transfer Agreement, dated as of December 12, 2012, by and between the Registrant and Domain Russia Investments Limited.		S-1	333-199449	10/17/2014

Exhibit Number	Exhibit Title	Filed Herewith	Incorporated by Reference
			Form	File No.	Date Filed

10.4Δ	Separation and Release Agreement, dated as of January 17, 2018, by and between the Registrant and Susan Knudson.		8-K	001-36754- 18546687	01/17/2018

10.5Δ	Separation and Release Agreement, dated as of January 29, 2018, by and between the Registrant and Maria Feldman.		10-K	001-36754	02/26/2018

10.6	Securities Purchase Agreement, dated as of October 17, 2017, by and among the Registrant, Evofem Biosciences Operations, Inc. and the investors listed therein.		8-K	001-36754- 171139916	10/17/2017

10.7	Lease, dated as of July 3, 2008, by and between the Registrant and WW&LJ Gateways, LTD.		S-1	333-199449	10/17/2014

10.8	Ninth Amendment to Lease, dated as of April 21, 2014, by and between the Registrant and LJ Gateway Office LLC (as successor in interest to WW&LJ Gateways, LTD).		S-1	333-199449	10/17/2014

10.9	Tenth Amendment, dated as of January 20, 2015, by and between the Registrant and LJ Gateway Office LLC (as successor in interest to WW&LJ Gateways, LTD).		10-K	001-36754- 161533653	03/29/2015

10.10	Eleventh Amendment, dated as of January 31, 2017, by and between the Registrant and LJ Gateway Office LLC (as successor in interest to WW&LJ Gateways, LTD).		8-K	001-363754- 17609634	02/14/2017

10.11	Sublease, dated as of January 27, 2017, by and between the Registrant and Abacus Data Systems, Inc.		8-K	001-363754- 17609634	02/14/2017

10.12Δ	Letter Agreement, dated as of July 3, 2014, by and between the Registrant and Martha J. Demski.		S-1	333-199449	10/17/2014

10.13Δ	Form of Indemnification Agreement, by and between the Registrant and each of its directors and executive officers.		S-1	333-199449	10/17/2017

10.14Δ	Amended and Restated 2007 Stock Plan, as amended.		S-1/A	333-199449	11/10/2014

10.15Δ	Form of Stock Option Agreement under 2007 Stock Plan.		S-1	333-199449	10/17/2014

10.16Δ	Amendment to 2014 Equity Incentive Plan.		10-Q	001-36754- 161823046	08/11/2016

10.17Δ	Amended and Restated 2014 Equity Incentive Plan.		8-K	333-36754	05/08/2018

10.18Δ	Form of Stock Option Agreement under 2014 Equity Incentive Plan.		S-1/A	333-199449	11/10/2014

10.19Δ	Form of Restricted Stock Units Agreement under the 2014 Equity Incentive Plan.		S-1/A	333-199449	11/10/2014

10.20Δ	Form of Restricted Stock Agreement under the 2014 Equity Incentive Plan.		S-1/A	333-199449	11/10/2014

Exhibit Number	Exhibit Title	Filed Herewith	Incorporated by Reference
			Form	File No.	Date Filed

10.21Δ	Form of Notice of Grant of Restricted Stock Units under the 2014 Equity Incentive Plan.		S-1/A	333-199449	11/10/2014

10.22Δ	Form of Notice of Grant of Restricted Stock under the 2014 Equity Incentive Plan.		S-1/A	333-199449	11/10/2014

10.23Δ	Form of Notice of Grant of Stock Option under the 2014 Equity Incentive Plan.		S-1/A	333-199449	11/10/2014

10.24Δ	2014 Employee Stock Purchase Plan.		S-1/A	333-199449	11/10/2014

10.25Δ	Amended and Restated Non-Employee Director Compensation Policy.		10-K	001-36754	02/26/2018

10.26	Consulting Agreement, dated as of April 1, 2017, by and between Evofem Biosciences Operations, Inc. and Thomas Lynch.		S-4	333-221592	11/15/2017

10.27Δ	Severance Agreement, dated as of November 16, 2015, by and between Evofem Biosciences Operations, Inc. and Justin J. File.		S-4	333-221592	11/15/2017

10.28Δ	Severance Agreement, dated as of April 27, 2015, by and between Evofem Biosciences Operations, Inc. and Saundra Pelletier.		S-4	333-221592	11/15/2017

10.29Δ	Offer Letter, dated as of April 15, 2015, by and between Evofem Biosciences Operations, Inc. and Kelly Culwell, M.D.		S-4	333-221592	11/15/2017

10.30Δ	Offer Letter, dated as of October 16, 2014, by and between Evofem Biosciences Operations, Inc. and Saundra Pelletier.		S-4	333-221592	11/15/2017

10.31Δ	Offer Letter, dated as of March 8, 2015, as amended, by and between Evofem Biosciences Operations, Inc. and Justin J. File.		S-4	333-221592	11/15/2017

10.32Δ	Amended Offer Letter, dated as of November 16, 2015, by and between Evofem Biosciences Operations, Inc. and Justin J. File.		S-4	333-221592	11/15/2017

10.33Δ	Evofem Biosciences Operations, Inc. Amended and Restated 2012 Equity Incentive Plan.		S-4	333-221592	11/15/2017

10.34Δ	Form of Notice of Option Grant and Option Agreement under the Evofem Biosciences Operations, Inc. 2012 Equity Incentive Plan.		S-4	333-221592	11/15/2017

10.35Δ	Form of Grant of Restricted Stock Award under the Evofem Biosciences Operations, Inc. 2012 Equity Incentive Plan.		S-4	333-221592	11/15/2017

10.36†	Amended and Restated License Agreement, by and between Rush University Medical Center and Evofem, Inc. dated as of March 27, 2014.		S-4	333-221592	11/15/2017

Exhibit Number	Exhibit Title	Filed Herewith	Incorporated by Reference
			Form	File No.	Date Filed

10.37	Consent to Sub-Sublease, dated as of January 30, 2015, by and among Evofem, Inc., Kilroy Realty, L.P., Relational Investors LLC and WomanCare Global Trading, Inc.		S-4	333-221592	11/15/2017

10.38	Sublease Guaranty, dated as of January 30, 2015, by and between Evofem Biosciences Operations, Inc. and Relational Investors LLC.		S-4	333-221592	11/15/2017

10.39	Office Sublease, dated as of January 30, 2015, by and between Evofem, Inc. and Relational Investors LLC.		S-4	333-221592	11/15/2017

10.40	First Amendment to Sublease, dated as of February 22, 2017, by and between Evofem, Inc. and WomanCare Global Trading Inc.		S-4	333-221592	11/15/2017

10.41	Sublease, dated as of January 30, 2015, by and between Evofem, Inc. and WomanCare Global Trading, Inc.		S-4	333-221592	11/15/2017

10.42Δ	Executive Employment Agreement, dated as of October 15, 2014, by and between the Registrant and Susan Knudson.		S-1	333-199449	10/17/2014

10.43	Form of Registration Rights Agreement.		8-K	001-36754- 171139916	10/17/2017

16.1	Letter from Ernst & Young LLP dated as of January 25, 2018.		8-K	001-36754- 18546687	01/25/2018

21.1	List of Registrant Subsidiaries.		10-K	001-36754	02/26/2018

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.		S-1	333-224958	05/16/2018

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.		S-1	333-224958	05/16/2018

23.3	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. (included in Exhibit 5.1).	X

24.1	Power of Attorney.		S-1	333-224958	05/16/2018

Δ	Management Compensation Plan or arrangement

†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 406 under the Securities Act of 1933

^	The schedules and exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the city of San Diego, California, on this 22nd day of May, 2018.

EVOFEM BIOSCIENCES, INC.

By:	/s/ Saundra Pelletier
Name:	Saundra Pelletier
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Saundra Pelletier Saundra Pelletier	President and Chief Executive Officer and Director (Principal Executive Officer)	May 22, 2018

/s/ Justin J. File Justin J. File	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 22, 2018

* Thomas Lynch	Chairman of the Board	May 22, 2018

* Gillian Greer, Ph.D.	Director	May 22, 2018

* William Hall, Ph.D., M.D.	Director	May 22, 2018

* Kim P. Kamdar, Ph.D.	Director	May 22, 2018

Signature	Title	Date

* Tony O’Brien	Director	May 22, 2018

* Colin Rutherford	Director	May 22, 2018

*By:	/s/ Saundra Pelletier	May 22, 2018
Saundra Pelletier, Attorney-In-Fact